Vincent J. McGill	Direct Dial: (212) 561-3604
Partner	Email: VMcGill@EVW.com

September 17, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Target Acquisitions I, Inc.

Form 8-K/A Filed July 27, 2012 Form 10-K/A for the Fiscal Year Ended December 31, 2011 Filed August 2, 2012 Form 10-Q for Fiscal Period Ended June 30, 2012 Filed August 14, 2012 File: 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated August 20, 2012, on the Company’s (i) Current Report on Form 8-K/A (Amendment No.4) filed on July 27, 2012 with respect to the acquisition of China Real Fortune Mining Limited; (ii) Form 10-K/A for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) filed on August 2, 2012 and (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed on August 14, 2012 (“Second Quarter 2012 Form 10-Q”).

Our responses below have been numbered to correspond to the Staff’s comments.  An amendment to the Form 8-K (“Amendment No. 5”) responsive to the Staff’s comments has been filed contemporaneously with this letter.

Form 8-K/A

1.
We partially reissue comment two of our letter dated March 30, 2012.  Please provide clear disclosure of the payments to shareholders for their shares.  In addition, as previously requested, please clearly disclose the balance of your response to comment four from your letter dated March 13, 2012.  Lastly, we are unable to locate disclosure in the business section that “no shareholder received any payments from the Company for entering into the VIE Agreements” as you state in your response.

Response:  We have been advised by the Company that no shareholder of China Jinxin received consideration for entering into the VIE Agreements and a statement to that effect is set forth in the 2nd Paragraph under the heading “Certain Relationships and Related Transactions, and Director Independence.”

Mr. John Reynolds
Securities and Exchange Commission
September 17, 2012
Page -2-

The substance of the “balance of your response to comment four from” our letter of March 13, 2012, has been set forth at the end of the first paragraph on page 4, together with a cross reference to a more complete discussion of the transactions among the stockholders under the heading “Certain Relationships and Related Transactions, and Director Independence.”  All of the transfers that occurred in connection with the establishment of the Company’s current organizational structure have been set forth under that heading.

2.
Your response to comment two of our letter dated March 30, 2012 states that the transfer of shares was in connection with the steps taken to put the current holding company and VIE structure in place. Please provide clear disclosure in this section and provide a more detailed explanation of how this fit with the overall structuring and steps taken.

Response:  A statement has been added to the first paragraph on page 4 in response to this comment.

3.
We reissue comment three of our letter dated March 30, 2012.  Please clearly and specifically disclose the source(s) of information throughout the Form 8-K.  For example, we continue to note the reference to World Steel Association on page seven.  Please disclose the website address or citation to publication for all third-party information. Please provide us supplementally with copies of the source materials used as the basis for the industry and other factual information disclosed throughout the Form 8-K.

Response:  The sources of information have been disclosed throughout Amendment No. 5.

4.	Please add back the disclosure regarding your major competitors and the state owned enterprises and the impact they have on competition.

Response:  Disclosure regarding the Company’s major competitors and the impact of State-owned enterprises has been made under the heading “Competition.”

Risk Factors, page 22

5.
We partially reissue comment two of our letter dated May 23, 2012.  Please provide a separate risk factor regarding your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

Response:  A separate risk factor concerning the Company’s election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) has been added in response to this comment.

Mr. John Reynolds
Securities and Exchange Commission
September 17, 2012
Page -3-

6.
It is unclear how you determined that you will lose your status as an emerging growth company by the end of 2017.  Please advise us how you made this determination.  We are unable to locate a registered sale of common equity by the company.

Response:  The reference to 2017 has been deleted from the heading of the referenced risk factor which has been revised to indicate under what circumstances the Company will lose its status as an emerging growth company.

Certain Relationships and Related Transactions, page 53

7.
We reissue comment four of our letter dated March 30, 2012.  We note your responseto comment 43 of our letter dated November 2, 2011 that “none of the shareholders have any interest in the transaction other than that each of them was to be issued shares in Real Fortune BVI, certain of them may be entitled to salary or other compensation for services rendered and certain of them have made loans or advances to China Jinxin as disclosed under this heading.”  As previously requested, please disclose the response in this section and provide clear disclosure of the specific interests in these transactions, such as shares received, salaries, other compensation, etc.

Response:  Disclosure stating that the shareholders of China Jinxin received only an allocable portion of the shares of the Company for entering into the VIE Agreements has been made in the 2nd paragraph under this heading. Further, the Company has noted under this heading that certain shareholders elected to transfer the right to receive a portion of their shares in the Company to others for such consideration as they determined. The Company has advised that no shareholder received any salaries or other consideration for entering into the VIE Agreements.

Recent Sales of Unregistered Securities, page 60

8.
It is unclear why the disclosure in this section only reflects the shares held after the shareholders transferred their shares to third parties, rather than the amount from the company to these individuals in its entirety and then separately, the transfer from these individuals to the third parties.

Response:  It was believed that given that the individual transfers were disclosed, it was more meaningful to the reader to disclose the ownership provisions after giving effect to the individual transfers.  Further, the shareholdings of China Jinxin at the time of entry into the VIE Agreements, prior to the transfers discussed in the lead-in paragraph under the heading “Recent Sales of Unregistered Securities” are set forth on page 55 under “Certain Relationships and Related Transactions, and Director independence.”

Mr. John Reynolds
Securities and Exchange Commission
September 17, 2012
Page -4-

Zhuolu Jinxin Mining Co., Ltd Financial Statements

General, page F-1

9.
We note you have restated your financial statements for the fiscal year ended December31, 2010.  Please amend to clearly indicate such financial statements have been restated and provide disclosures required by FASB ASC 250-10-50-7. In addition, please ensure your independent accountant revises their report to include an explanatory paragraph related to such restatement in accordance with paragraph 9 of PCAOB Auditing Standard No. 6.

Response:  The requested changes have been made.
Target Acquisitions I Financial Statements

Report of Independent Registered Public Accounting Firm, page F-17

10.
Please obtain and file an updated audit report from your independent accountant that provides an explanatory paragraph related to your restatement.  Refer to paragraph 9 of PCAOB Auditing Standard No. 6.

Response:  An updated report has been included in Amendment No. 5.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

11.
We note that you have ceased mining while you upgrade your facilities.  Please clearly disclose when you ceased mining and provide a more detailed discussion here and in your Form 10-Q of the upgrades to which you refer, in light of the fact that the facility appears to have been completed in 2010.  Clarify the estimated costs associated with such upgrades and the anticipated source(s) of funding.  In addition, reconcile this disclosure with disclosure elsewhere which still clearly states that you are currently mining and processing the ore.

Response:  The Company is in the process of preparing a further amendment to its 2011 Form 10-K and will file such amendment as soon as it has been completed. The requested disclosure will be included in the amendment to the 2011 Form 10-K.

12.
We note your response to comment five of our letter dated May 23, 2012 that you withheld delivery from HSG at the end of 2011 due to price dissatisfaction.  Please clarify whether you eventually delivered such goods or whether they continue to remain as inventory.  Also, given your dependence upon this one company for your revenues, discuss in greater detail here and in your Form 10-Q the risks to the company as a result of this price dissatisfaction.

Response:  The requested disclosure has been made in the introduction to “Management's Discussion and Analysis of Financial Condition and Results of Operations”

Mr. John Reynolds
Securities and Exchange Commission
September 17, 2012
Page -5-

Report of Independent Registered Public Accounting Firm, page F-1

13.
Please obtain and file an updated audit report from your independent accountant that provides an explanatory paragraph related to your restatement.  Refer to paragraph 9 of PCAOB Auditing Standard No. 6.

Response:  The requested updated audit report has been filed.

Form 10-Q for Fiscal Period Ended June 30, 2012

14.	Please amend to (i) appropriately sign and date your periodic report on page 28 and (ii) file signed and dated Section 302 and 906 certifications.

Response:  An appropriately signed, dated and certified amendment to the Second Quarter 2012 Form 10-Q was filed on August 21, 2012.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc:  James Giugliano
       Brian K. Bhandari
       Ronald Alper
       Pamela Howell